EXHIBIT 4.1

English Summary of the Investment Agreement dated April 22, 2022 (the “Eletronuclear Investment Agreement”) between Eletrobras and ENBPar (together, the “Parties”), as approved by our Board of Directors on February 22, 2022.

Purpose: To fund the continuous development and conclusion of the construction of Eletronuclear’s Angra 3 nuclear power plant (the “Angra 3 Project”) in conjunction with ENBPar.

Financing. Once defined in accordance with the studies conducted by BNDES provided for in Decree No. 9,915/19 and Law No. 14,120/21 (“BNDES Studies”), the necessary amount for any new contributions and new funding to enable the Angra 3 Project, the Parties shall, pursuant to the studies (a) cause Eletronuclear to issue new shares, to be subscribed and paid by the Parties (“Capital Contribution”) and (b) cause Eletronuclear’s Executive Officers, with support from BNDES and its consultants hired under the agreement No. DAN.A/CT- 4500020411, and following guidance of the board of directors, submit to COANGRA (as defined in the form 20-F), and subsequently to the Parties, proposals to obtain such financing from financial institutions in compliance with the applicable legal requirements (“Financing Proposals”).

The Financing Proposals shall take into account the following potential financing structures:

(i)	obtaining financing directly by Eletronuclear, with parent company guarantees from ENBPar and/or Eletrobras, as appropriate (“Guaranteed Financing”);
(ii)

obtaining financing directly by ENBPar and/or Eletrobras, as appropriate, for subsequent transfer to Eletronuclear through loans at the same conditions as the original financing (“Financing Transfer”); and

(iii)	mixed structure of alternatives (i) and (ii) above (including different financing proportions split between the Parties).

The Parties shall be required to make Capital Contributions, grant the necessary parent company guarantees and/or structure the transfer of financing transactions to obtain the funding, according to Capital Contribution and Financing Proposals determined by the BNDES Studies, subject to the proportions described below.

Capital Contributions. The Capital Contributions shall maintain the same proportion applicable to the Parties’ shareholding in Eletronuclear divided between common and preferred shares, all registered and without par value, of which the issuance price shall be equivalent to that defined in the resolutions of the Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos), adjusted at a 11.23% rate per year, in nominal terms, as of April 30, 2022, until the last business day of the month of the subscription of shares. Further, the Parties shall subscribe and pay the price of subscribed shares pursuant to the capital increase in an amount proportionate to their respective participation in Eletronuclear’s voting capital (not considering the other shareholders) so that the participation of both Parties in Eletronuclear’s voting capital is maintained. ENBPar’s funding commitment will be subject to compliance with the approval procedures and applicable legislation, including, without limitation, the respective budget provided for in the Annual Budget Law (Lei Orçamentária Anual LOA) for the relevant fiscal year.

Exh: 4.1-1

Financing Proposals. the Parties agreed that the total amount of the financing provided by each Party, through a Guaranteed Financing, Financing Transfer or a mixed structure (the total amount provided by each Party is referred to as “Associated Portion”), will be calculated according to the following rules:

(i)	the Associated Portion of each Party shall be proportional to its participation in Eletronuclear’s voting capital (not considering the other shareholders); and
(ii)

any guarantees, loans and support commitments granted in the context of a financing provided to Eletronuclear by the Parties prior to the execution of the Eletronuclear Investment Agreement are not part of the calculation of the Associated Portion.

The Parties undertake to maintain all guarantees, loans and support commitments granted by the Parties to Eletronuclear as part of prior financing commitments prior to the execution of the Eletronuclear Investment Agreement.

The payment of a Guaranteed Financing or a Financing Transfer by Eletronuclear or reduction, for any reason, of the value of the guarantees granted under the Eletronuclear Investment Agreement shall not be considered for purposes of calculating the balance of the Associated Portion. After reaching the Associated Portion, neither Party is obligated to participate in any new Guaranteed Financing or Financing Transfer.

Federal Government Guarantee. For each new Financing Proposal that requires the granting of a guarantee by the Brazilian Government, ENBPar shall make such request to the Brazilian Government and, if successful, participate in the financing.

If the Brazilian Government does not grant the guarantee requested, the Parties shall cause Eletronuclear to adopt the necessary measures to obtain a new Financing Proposal that does not require such guarantee. In the event that such new Financing Proposal is not obtained and this affects the construction schedule of the Angra 3 Project’s, the Parties shall cause Eletronuclear’s Executive Board to present to the shareholders the implications of such lack of financing, propose measures to be adopted by Eletronuclear and hold a general meeting of shareholders to deliberate about such proposals.

Term: 15 years as of the execution date, subject to automatic termination after the term has expired, unless otherwise agreed between the Parties.

Further relevant provisions:

(i)	None of the Parties shall be obligated to make any financial contributions under this agreement in excess of their proportionate share in the voting capital of Eletronuclear;
(ii)

In respect of the undertaking to guarantee Eletronuclear’s financings and to transfer funds under financings directly contracted by the Parties through loans to Eletronuclear, each proposal made by Eletronuclear’s Executive Board shall

Exh: 4.1-2

contemplate the best available conditions, as provided in the BNDES Studies and in line with market research;

(iii)

In the event Eletronuclear has insufficient cash to meet its financial obligations related to a Guaranteed Financing, a Financing Transfer and/or other Eletronuclear’s financial obligations towards any of the Parties, after exhausting all attempts to renegotiate the terms and amounts with the respective creditors and default being unavoidable, Eletronuclear will pay its obligations in a manner proportionate to the Parties’ participation in the financing in relation to the Parties’ holding in Eletronuclear’s share capital;

(iv)	The Parties may agree in advance on fundraising for thermonuclear plants and new projects established by law and Eletronuclear’s bylaws, however, there is no obligation to do so; and
(v)

The obligations of each Party in relation to the granting of guarantees and transfer of funds are subject to the feasibility of the guarantee structure and the transfer of funds in respect of the Associated Portion to the other Party, according to the relevant Financing Proposal.

Exh: 4.1-3